UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
 Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 26, 2016, Leap Therapeutics, Inc. (“Leap”) made its initial filing with the Securities and Exchange Commission (the “SEC”) of a Registration Statement on Form S-4 (the “Leap Form S-4”), which contains a preliminary prospectus, to register the issuance of shares of Leap common stock to shareholders of Macrocure Ltd. (“Macrocure”) at the effective time of the previously-announced merger of Macrocure and Leap.

As described in the press release and related Report of Foreign Private Issuer on Form 6-K furnished by Macrocure to the SEC on August 29, 2016, subject to the terms and conditions of the merger agreement previously entered into by the parties, at the effective time of the contemplated merger, Macrocure shareholders will exchange their ordinary shares for newly issued shares of Leap common stock, Macrocure will become a wholly owned subsidiary of Leap, and Leap will become a public company.

A copy of the Leap Form S-4 filing is available on the SEC’s EDGAR website among the filings of Leap Therapeutics, Inc.

Copies of Macrocure’s interim, unaudited consolidated financial statements as of, and for the six month period ended, June 30, 2016, and Macrocure’s management’s Operating and Financial Review and Prospects with respect to that six-month period, which are also contained in the preliminary prospectus within the Form S-4, are furnished as Exhibits 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: September 28, 2016	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Interim, unaudited consolidated financial statements of Macrocure Ltd. as of, and for the six month period ended, June 30, 2016
99.2	Macrocure Ltd. Management’s Operating and Financial Review and Prospects with respect to the six month period ended June 30, 2016